UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Summit Financial Services Group, Inc.

(Name of Subject Company (Issuer) and Name of Filing Person (Offeror))

Options to Purchase Common Stock, $0.0001 Par Value

(Title of Class of Securities)

86606J 10 5

(CUSIP Number of Class of Securities)

(Underlying Options to Purchase Common Stock)

Marshall T. Leeds

Chief Executive Officer

Summit Financial Services Group, Inc.

595 South Federal Highway, Suite 500

Boca Raton, Florida 33432

(561) 338-2800

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Michael J. Lang, Esq.	Alan H. Aronson, Esq.
General Counsel	Akerman Senterfitt
Summit Financial Services Group, Inc.	One SE Third Avenue., 25th Floor
595 South Federal Highway, Suite 500	Miami, Florida 33131
Boca Raton, Florida 33432	(305) 374-5600
(561) 338-2800

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$1,450,000	$197.78

*	Estimated solely for the purposes of calculating the Amount of Filing Fee. The calculation of the Transaction Valuation assumes that all options to purchase the Issuer’s common stock that are eligible for the offer will be tendered pursuant to this offer. These options have an aggregate value of $1,450,000 as of October 16, 2012, calculated based on a Black-Scholes option pricing model.
**	The Amount of Filing Fee calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $136.40 for each $1,000,000 of the value of the transaction.

☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable	Filing Party: Not applicable
Form or Registration No.: Not applicable	Date Filed: Not applicable

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing fee is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provisions relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer).
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer).

SCHEDULE TO

This Tender Offer Statement on Schedule TO relates to an offer (the “Offer”) by Summit Financial Services Group, Inc., a Florida corporation (“Summit” or the “Company”), to exchange certain outstanding options for new options to purchase shares of the Company’s common stock as set forth under the Offer to Exchange Certain Options for New Options dated October 17, 2012 (the “Offer to Exchange”), which is filed as Exhibit (a)(1)(A), attached hereto and incorporated herein by reference.

This Offer is being made upon the terms and subject to the conditions set forth in the Offer to Exchange, which, as may be amended or supplemented from time to time, constitutes the Offer, and which is filed as Exhibit (a)(1)(A) hereto. This Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Section 13(e) of the Securities Exchange Act of 1934, as amended.

Item 1.	Summary Term Sheet.

The information set forth under “Summary Term Sheet” in the Offer to Exchange is incorporated herein by reference.

Item 2.	Subject Company Information.

(a)	Name and address.

The name of the issuer is Summit Financial Services Group, Inc., a corporation organized under the laws of the State of Florida, and the address of its principal executive office is 595 South Federal Highway, Suite 500, Boca Raton, Florida 33432. The Company’s telephone number is (561) 338-2800. The information set forth in the Offer to Exchange under Section 10, “Information concerning Summit,” is incorporated herein by reference.

(b)	Securities.

This Tender Offer Statement on Schedule TO relates to an Offer by the Company to holders of certain outstanding options to purchase the Company’s common stock granted under the Company’s 2000 Incentive Compensation Plan, as amended (the “2000 Plan”) or the Company’s 2006 Incentive Compensation Plan, as amended (the “2006 Plan”), which outstanding options expire between November 13, 2012 and December 31, 2014, whether vested or unvested, to exchange certain of their outstanding options for new options to purchase shares of the Company’s common stock upon the terms and subject to the conditions described in (i) the Offer to Exchange attached hereto as Exhibit (a)(1)(A), (ii) the Form of Notice of Offer to Exchange from the Company, dated October 17, 2012, attached hereto as Exhibit (a)(1)(B), (iii) the election form attached hereto as Exhibit (a)(1)(C) and (iv) the withdrawal form attached hereto as Exhibit (a)(1)(D).

As of the date hereof, there were options to purchase approximately 4,305,000 shares of the Company’s common stock outstanding and eligible to participate in this Offer.

(c)	Trading market and price.

The information with respect to the Company’s common stock set forth in the Offer to Exchange under Section 8, “Price range of shares underlying the options,” is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

(a)	Name and address.

The filing person is the issuer. The information set forth under Item 2(a) above is incorporated herein by reference.

Pursuant to General Instruction C to Schedule TO, the information set forth on Schedule A to the Offer to Exchange is incorporated herein by reference.

Item 4.	Terms of the Transaction.

(a)	Material terms.

The information set forth in the Offer to Exchange under “Summary Term Sheet,” “Eligibility” (Section 1), “Number of New Options; Expiration Date” (Section 2), “Procedures for electing to exchange options” (Section 4), “Withdrawal rights and change of election” (Section 5), “Acceptance of options for exchange and issuance of New Options” (Section 6), “Conditions of the Offer” (Section 7), “Source and amount of consideration; terms of New Options” (Section 9), “Status of options acquired by us in the Offer; Accounting consequences of the Offer” (Section 12), “Legal matters; regulatory approvals” (Section 13), “Material U.S. federal income tax consequences” (Section 14), and “Extension of Offer; termination; amendment” (Section 15), is incorporated herein by reference.

(b)	Purchases.

None of our named executive officers, senior management and directors may participate in the Offer. The information set forth in the Offer to Exchange under Section 11, “Interests of directors and executive officers; transactions and arrangements concerning the options,” is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

(e)	Agreements involving the subject company’s securities.

The information set forth in the Offer to Exchange under Section 9, “Source and amount of consideration; terms of New Options,” and Section 11, “Interests of directors and executive officers; transactions and arrangements concerning the options,” is incorporated herein by reference. The 2006 Plan is incorporated herein by reference as Exhibit (d)(1) and contains information regarding the subject securities. The 2000 Plan is incorporated herein by reference as Exhibit (d)(2) and contains information regarding the subject securities.

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a)	Purposes.

The information set forth in the Offer to Exchange under “Summary Term Sheet” and Section 3, “Purpose of the Offer” is incorporated herein by reference.

(b)	Uses of securities acquired.

The information set forth in the Offer to Exchange under Section 6, “Acceptance of options for exchange and issuance of New Options,” and Section 12, “Status of options acquired by us in the Offer; accounting consequences of the Offer,” is incorporated herein by reference.

(c)	Plans.

The information set forth in the Offer to Exchange under Section 3, “Purpose of the Offer,” is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Consideration.

(a)	Sources of funds.

The information set forth in the Offer to Exchange under Section 9, “Source and amount of consideration; terms of New Options,” and Section 16, “Fees and expenses,” is incorporated herein by reference.

(b)	Conditions.

The information set forth in the Offer to Exchange under Section 7, “Conditions of the Offer,” is incorporated herein by reference.

(d)	Borrowed funds.

Not applicable.

Item 8.	Interest in Securities of the Subject Company.

(a)	Securities ownership.

The information set forth in the Offer to Exchange under Section 11, “Interests of directors and executive officers; transactions and arrangements concerning the options,” is incorporated herein by reference.

(b)	Securities transactions.

The information set forth in the Offer to Exchange under Section 11, “Interests of directors and executive officers; transactions and arrangements concerning the options,” is incorporated herein by reference.

Item 9.	Persons/Assets, Retained, Employed, Compensated or Used.

(a)	Solicitations or recommendations.

Not applicable.

Item 10.	Financial Statements.

(a)	Financial information.

The information set forth in the Offer to Exchange under Section 10, “Information concerning Summit,” and under Section 18, “Financial statements,” is incorporated herein by reference.

(b)	Pro forma information.

Not applicable.

Item 11.	Additional Information.

(a)	Agreements, regulatory requirements and legal proceedings.

The information set forth in the Offer to Exchange under Section 11, “Interests of directors and executive officers; transactions and arrangements concerning the options,” and Section 13, “Legal matters; regulatory approvals,” is incorporated herein by reference.

(b)	Other material information.

Not applicable.

Item 12.	Exhibits.

The Index to Exhibits attached to this Schedule TO is incorporated herein by reference.

Item 13.	Information Required by Schedule 13e-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SUMMIT FINANCIAL SERVICES GROUP, INC.

/s/ Marshall T. Leeds
Marshall T. Leeds
Chief Executive Officer

Date: October 17, 2012

INDEX TO EXHIBITS

Exhibit Number	Description

(a)(1)(A)	Offer to Exchange Certain Options, dated October 17, 2012

(a)(1)(B)	Form of Notice of Offer to Exchange from the Company, dated October 17, 2012

(a)(1)(C)	Summit’s Offer to Exchange Certain Outstanding Options for New Options—Election form

(a)(1)(D)	Summit’s Offer to Exchange Certain Outstanding Options for New Options—Withdrawal form

(a)(1)(E)	Form of Reminder Notice to Eligible Individuals who Elect to Participate in the Offer to Exchange Certain Outstanding Options for New Options

(a)(1)(F)	Summit Financial Services Group, Inc.’s Stock Option Exchange Program — Frequently Asked Questions (FAQs — Quick Summary)

(b)	Not applicable

(d)(1)	2006 Incentive Compensation Plan, as amended (incorporated herein by reference to the Registrant’s Proxy Statements for the Annual Meetings held or to be held on December 13, 2006, October 6, 2010 and November 14, 2012)

(d)(2)	2000 Incentive Compensation Plan, as amended (incorporated herein by reference to the Registrant’s Form 10-KSB for the fiscal year ended December 31, 2003, and the Registrant’s Proxy Statement for the Annual Meeting held on June 22, 2005)

(g)	Not applicable

(h)	Not applicable